G.distributors, LLC

(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

<u>(SEC I.D. No. 8-68697)</u>

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

****

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Corporate Center
(No. and Street)

Rye   NY   10580-1422
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maximilian Caldwell   (914) 921-5304   mcaldwell@gabelli.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

695 E. Main St.   Stamford   CT   06901
(Address)   (City)   (State)   (Zip Code)

10/10/2003   PCAOB ID NO. 34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

G.DISTRIBUTORS, LLC

(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Table of Contents

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to statement of financial condition.

☐ (c) Statement of income.

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in member's capital.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, Maximilian Caldwell , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.distributors, LLC , as of December 31, , 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Treasurer/Financial & Operations Principal

Notary Public

Peter D. Goldstein
Notary Public, State of New York
Registration No. 02GO4771798
Qualified in Westchester County
My Commission Expires April 22, 20 26



Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901-2150
USA

Tel:+1 203 708 4000
Fax:+1 203 705 5455
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of G.distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.distributors, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 27, 2025

We have served as the Company's auditor since 2011.


G.distributors, LLC

(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2024


Assets

Cash equivalents	$	2,443,067
Distribution fees receivable		1,094,266
Deferred tax assets and income taxes receivable (including receivable from GAMCO Investors, Inc. of $457,297)		843,483
Receivable from affiliates		211,468
Goodwill		213,000
Deferred sales commissions		188,438
Fixed assets, net of accumulated depreciation of $5,814		20,193
Other assets		154,813
Total assets	$	5,168,728

Liabilities and member's capital

Liabilities:

Distribution costs payable	$	1,018,397
Compensation payable		401,477
Payable to affiliate		174,874
Accrued expenses and other liabilities		119,088
Total liabilities		1,713,836

Member's capital:

Additional paid-in capital		7,491,380
Accumulated deficit		(4,036,488)
Total member's capital		3,454,892
Total liabilities and member's capital	$	5,168,728

See notes to statement of financial condition.

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Business Description

G.distributors, LLC (the "Company" or the "Distributor") is a wholly-owned subsidiary of Distributors Holdings, Inc. (the "Parent"), which is a wholly-owned subsidiary of GAMCO Asset Management Inc. ("GAMCO Asset"), which is a wholly-owned subsidiary of GAMCO Investors, Inc. ("GAMI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived primarily from the distribution of affiliated open-end funds (the "Funds") advised by either Gabelli Funds, LLC ("Gabelli Funds"), Keeley-Teton Advisors, Inc. ("Keeley-Teton"), or Teton Advisors, Inc. ("Teton") and actively managed ETFs advised by Gabelli Funds. Gabelli Funds is a wholly-owned subsidiary of GAMI, Teton is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GAMI, and Keeley-Teton is a wholly-owned subsidiary of Teton. The Company's principal market is in the United States ("U.S.").

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for annual financial information. In the opinion of management, all adjustments considered necessary for the fair presentation of the Statement of Financial Condition for the year presented have been included.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and those differences could be material.

Cash Equivalents

Cash equivalents consist of an affiliated money market mutual fund (The Gabelli U.S. Treasury Money Market Fund) which is highly liquid.

Major Revenue-Generating Services and Revenue Recognition

Distribution Fees

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with each Fund, the Company offers and sells such Fund shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third party distribution programs, financial intermediaries, and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended ("Company Act").

Under the distribution plans, the Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund, and The Gabelli ABC Fund) and the Class A shares of the Funds pay the Company a distribution fee of 0.25% per year on the average daily net assets of the Fund. Class C shares of the Funds have a 12b-1 distribution plan with a distribution fee totaling 1.00% per year on the average daily net assets of the Fund. Distribution plan fees are computed based on average daily net assets of each Fund and recognized during the period in which they are earned.

The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) each Fund's board of directors or trustees or (ii) each Fund's shareholders and, in either case, the vote of a majority of each Fund's board of directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Company Act. Each Fund may terminate its distribution agreement at any time upon 60 days' written notice by (i) a vote of the majority of its board of directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Underwriting Fees

The Company is the principal underwriter for the Funds, which are distributed in multiple classes of shares, which carry either a front-end, back-end, or no sales charge. Underwriting fee revenues are earned from fees arising from these offerings, and the terms are set forth in contracts between the Company and the Funds. Underwriting fees are calculated as a percentage of the sales charge and decline as the amount invested meets certain breakpoints as stipulated in each Fund's prospectus. The fees are recognized on the trade date of the sale of the shares.

Deferred Sales Commissions

The Company has recorded as an asset certain costs incurred to obtain revenue contracts with its customers. The Company pays sales commissions to broker-dealers in connection with the sale of certain classes of shares of the Funds. These costs are capitalized and amortized over one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from these Funds and from contingent deferred sales charges received from shareholders of these Funds upon redemption of their shares. Should the Company lose its ability to recover such deferred sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. No impairment was recorded during 2024.

Distribution Costs

Distribution costs are recognized as they are incurred, computed based on average daily net assets of each Fund and capped to the Company at specific basis points by share class (generally consistent with the distribution fee rates above and as prescribed by the distribution agreements), and paid to the sponsors of third-party distribution programs and financial intermediaries. The excess amount of distribution costs over the cap is allocated to affiliated entities under expense sharing arrangements.

Receivable from Affiliates and Payable to Affiliate

Receivable from affiliates primarily includes distribution and other costs paid on behalf of GAMI and Gabelli Funds. Payable to affiliate primarily includes allocated expenses paid by GAMCO Asset on behalf of the Company.

Credit Losses

The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is subject to judgment. Due to the short-term nature of the Company's receivables, the Company determined there was minimal credit risk inherent in the Company's financial assets. As of December 31, 2024, there was not an allowance for credit losses.

Goodwill

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Goodwill is tested for impairment at least annually as of November 30th and whenever certain triggering events are met. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value. No impairment was recorded during 2024.

Depreciation

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to five years.

Allocated Expenses

The Company is charged certain expenses that are paid by other affiliates and are included in distribution costs payable, accrued expenses and other liabilities, or payable to affiliate in the Statement of Financial Condition. These expenses are allocated to the Company by its Parent, GAMI, and other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and the affiliates. In addition, GAMI and Gabelli & Company Investment Advisers, Inc., a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"), an affiliate, serve as paymasters for the Company under compensation payment sharing agreements. This includes compensation expense and related payroll taxes and benefits which are allocated to the Company for professional staff performing duties related entirely to the Company and those compensation expenses and related payroll taxes and benefits which relate to professional staff who serve more than one entity and whose compensation is therefore allocated to the Company as well as to its affiliates. These accrued compensation expenses are included in payable to affiliate or compensation payable in the Statement of Financial Condition.

Income Taxes

The Company, a single member LLC disregarded as a separate entity from its wholly-owned Parent for income tax purposes, is included in the consolidated U.S. federal tax return and certain combined state and local income tax returns of GAMI and certain state and local income tax returns of the Parent. The Company is a member of a tax sharing agreement in which the Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GAMI. The Company generally settles either the benefit or expense with its sole member monthly, but not less than annually. The Company records a tax provision for separate company financial statement purposes. Usually, a single member LLC would not record a tax provision.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We record a liability for unrecognized tax benefits in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may differ from our current estimate of the liabilities for unrecognized tax benefits. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Value of Financial Instruments

Cash equivalents are measured at fair value. Cash equivalents are valued using unadjusted quoted market prices.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 4, Fair Value, for further details on the fair value hierarchy.

Business Segment

The Company operates in one business segment, the fund distribution business, which distributes and underwrites the Funds. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM"). The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280)*, which improves reportable segment disclosure requirements. The new standard requires enhanced disclosures about a company's significant segment expenses and more timely and detailed segment information reporting throughout the fiscal period, including for companies with a single reportable segment. The standard was effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024, and was adopted without a material impact on the Statement of Financial Condition or related disclosures.

3. Fair Value

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the guidance on fair value measurement within FASB ASC Topic 820, *Fair Value Measurement*. Level 1 utilizes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash

equivalents of $2,443,067 as of December 31, 2024. There were no Level 2 or Level 3 assets as of December 31, 2024.

The carrying value of other financial assets and liabilities approximates their fair value based on the short term nature of these items.

4. Income Taxes

The Company has a net deferred tax asset of $381,564, related primarily to an intangible asset associated with distribution contracts received, stock compensation, and other timing differences. The Company assesses available positive and negative evidence to estimate whether it will be more likely than not to utilize its deferred tax assets. Management has determined that sufficient positive evidence exists as of December 31, 2024 to conclude that it is more likely than not that the net deferred tax asset of $381,564 is realizable, and no valuation allowance is required.

As of December 31, 2024, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $18,216, of which $14,391, if recognized, would affect the Company's effective tax rate. The Company had accrued a liability of $5,670 for interest and penalties as of December 31, 2024. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2024, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company, as part of its consolidated Parent's tax filings, is currently being audited by New York State for years 2007 through 2017 and by Illinois for years 2019 and 2020. The Company is subject to future audits by New York State for all years after 2017. The Company's remaining state income tax returns are subject to future audit for all years after 2019. The Company's federal tax returns are subject to future audit for years after 2020.

5. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company may be named in legal actions and proceedings in the normal course of business. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are currently no such matters pending that the Company believes could have a material adverse effect on its financial condition at December 31, 2024.

6. Related Party Transactions

At December 31, 2024, the Company had an investment of $2,443,067 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, which is an affiliate of the Company. The amount is recorded in cash equivalents in the Statement of Financial Condition.

As the Distributor of the Funds advised by Gabelli Funds, Keeley-Teton, and Teton, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from the respective Fund. The Company has distribution fees receivable from the Funds of $1,094,266 as of December 31, 2024. These fees were collected in January 2025.

Sales commissions paid to broker-dealers in connection with the sale of certain classes of Funds advised by Teton are paid by Teton. The Company pays distribution fees to Teton for those Class A and Class C shares on which Teton has paid these advanced sales commissions. This compensates Teton with the distribution fees revenue stream received by the Company on these shares allowing Teton to recover some or all of its advanced sales commission cost.

The Company receives sales charges as the Distributor of certain Funds advised by Gabelli Funds, Keeley-Teton, and Teton. As of December 31, 2024, underwriting fees receivable of $28,817 were included in other assets on the Statement of Financial Condition. These fees were collected in January 2025.

The Company pays GAMI a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays or receives from GAMI the amount of its portion of GAMI's consolidated current tax expense or benefit, respectively. The Company had a receivable from GAMI of $457,297 for its portion of federal and state taxes at December 31, 2024.

On December 5, 1997, GAMI entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, for office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GAMI Chairman. On June 11, 2013, GAMI modified and extended this lease to December 31, 2028. The Company pays GAMI for its allocated use of the Rye location.

GAMI maintains a stock award and incentive plan approved by its shareholders (the "Plan"), which is designed to provide incentives which will attract and retain individuals key to the success of GAMI through direct or indirect ownership of GAMI common stock. Benefits under the Plan may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock awards ("RSAs"), restricted stock units, dividend equivalents, and other stock or cash based awards. Under the Plan, GAMI's Compensation Committee may grant RSAs, each of which entitles the grantee to one share of GAMI's Class A common stock subject to restrictions and is treated as an equity award under U.S. GAAP, or phantom RSAs, each of which entitles the grantee to the cash value of one share of Class A Stock subject to restrictions and is treated as a liability award under U.S. GAAP, which were recommended by GAMI's Chairman who did not receive any awards. The Company's estimates of RSA and phantom RSA expenses includes the proportion of each teammate's time allocation to the Company and number of RSAs and phantom RSAs granted. Compensation expense for phantom RSAs also includes mark to market adjustments based on changes in GAMI's stock price at each reporting date and cumulative dividends declared.

On May 1, 2017, the Company entered into an agreement to pay Keeley-Teton for access and use of office space and equipment.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited businesses (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined by the Rule, of $709,187 exceeding the required amount of $250,000 by $459,187 at December 31, 2024. There were no subordinated borrowings at any time during the year ended December 31, 2024.

8. Subsequent Events

Subsequent events have been evaluated through March 27, 2025. There have been no subsequent events that require recognition or disclosure in the statement of financial condition and related notes, except as disclosed below.

On February 25, 2025, the sole member of the Company contributed $2,500,000 in capital to the Company.